January 30, 2026

Phillipe Wolgen
Chief Executive Officer
Clinuvel Pharmaceuticals Limited
Level 22, 535 Bourke Street
Melbourne, VIC 3000
Australia

       Re: Clinuvel Pharmaceuticals Limited
           Draft Registration Statement on Form 20-F
           Submitted December 18, 2025
           CIK No. 0001290877
Dear Phillipe Wolgen:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted December 18, 2025
Item 3.B. Capitalization and Indebtedness, page 4

1. Please revise your statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the registration statement. Refer to
Item 3.B of Form 20-
       F.
Item 3.D. Risk Factors, page 4

2. Please describe the risks related to your quorum requirements and voting on a show of hands. Additionally, expand the disclosure on pages 18 and 65 to describe the distinction between poll voting and voting on a show of hands. Disclose whether proxies are counted in show of hands voting. If there are any circumstances in which proxies are not counted, please explain those circumstances and expand your risk factor discussion to describe the circumstances under which proxies will not be counted. January 30, 2026
Page 2

3. Based on your patent disclosures beginning on page 39, it appears that certain patents in various jurisdictions related to the method for treatment of photodermatoses will expire in 2027. As appropriate, please provide risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.
Item 3. Key Information
B. Capitalization and Indebtedness, page 4

4.     Please provide us with the calculation of total capitalization.
We rely on one manufacturer to synthesize the API in SCENESSE  ..., page 7

5. We note that you rely on a sole contract manufacturer in China, "Manufacturer A," to
       manufacture the API in SCENESSE   in Manufacturer A   s factory in
China. We also
       note your statement on page 15 that you expect to continue relying solely on
       Manufacturer A in the next five years. In this regard:
           Please revise here and throughout where appropriate to identify Manufacturer A.
           To the extent applicable, revise your Risk Factors where appropriate to discuss the potential impact of the BIOSECURE Act, as included in the FY 2026 National
           Defense Authorization Act and singed into law on December 18, 2025, on your operations, or otherwise advise.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 17

6. We note your disclosure that the deposit agreement governing the ADSs representing your Ordinary Shares provides that, to the fullest extent permitted by applicable law, owners and holders of ADSs irrevocably waive the right to a jury trial for any claim that they may have against you or the depositary arising from or relating to your Ordinary
       Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws. Please revise this risk factor to also highlight risks to investors including the potential for increased costs to bring a claim and the possibility of less favorable outcomes.

Item 4.B. Business Overview, page 24

7. We refer to page F-16, which indicates that nearly all of your revenues derive from product sales in Ireland and the United States, and your disclosure on page 28 that
       Scenesse for EPP patients accounted for approximately 90% of your sales in FY2025.
       Accordingly, please revise the Overview section to discuss the concentration of sales in these two jurisdictions. Also, revise your Marketing and Sales section to discuss your operations, as well as the coverage, pricing and reimbursement for Scenesse, in these two jurisdictions.
8. Please tell us your consideration of including a pipeline table depicting all material pharmaceutical candidate programs, the specific indications and patient populations being pursued, and the status of development for each product candidate, including separate columns of equal width for preclinical development, Phase 1, Phase 2 and Phase
 January 30, 2026
Page 3

       3 clinical trials with arrows showing how far each program has progressed. As applicable, consider a column indicating the next material milestone for each program
       (e.g., submission of an IND or equivalent, timing of expected data from ongoing trials, etc.).
9. We note your disclosure on page 28 that in addition to the current use of SCENESSE for the treatment for adult EPP patients, you are (1) focused on treating a wider group of
       EPP patients, most notably adolescent EPP patients, and (2) exploring its use as a drug therapy in other indications such as vitiligo and variegate porphyria. Additionally, we note that you are developing additional pharmaceutical products, such as novel
       formulations of the melanocortin adrenocorticotropic hormone (   ACTH
) as
       NEURACTHEL   in multiple dosage forms for patients with neurological,
       endocrinological, and degenerative disorders. With respect to each of your development-
       stage programs, please:
           Revise your narrative disclosure to clearly disclose the development status of each program/product candidate (i.e., preclinical or clinical-stage). With respect to each clinical-stage program/product candidate, specifically state the
            applicable current clinical trial phase. For example only, revise references throughout to your "advanced CUV105 clinical study" of SCENESSE for the treatment of vitiglio to indicate the applicable clinical trial phase.
10. With respect to each of your development-stage pharmaceutical product candidates, please disclose the location(s) of completed, ongoing, and planned clinical trials. As appropriate, disclose that clinical data generated in a jurisdiction outside of the United
       States may not be accepted by the FDA or comparable foreign regulatory authorities and if so, may result in the need to conduct additional trials. Additionally, revise to include
       Risk Factor disclosure to this effect.
11. We note references here and elsewhere throughout to studies and clinical trials of your product candidates, such as a recently completed pharmacokinetic study in adolescent and adult EPP patients. We also note references on page 46 to "the CUV104 Phase II pilot monotherapy vitiligo study and the CUV803 Phase II stroke study." In your discussion of the preclinical and clinical development of your currently material programs, please revise your disclosure to specify the following information with respect to the preclinical studies and/or clinical trials that you have conducted, are currently conducting, or plan to conduct:
           regulatory authorization(s) received or required to be received to conduct the trial, and when such authorization(s) were received or will be sought; trial sponsor(s);
           dates of the trial and location;
           trial design;
           subject/patient information (e.g., number and age of subjects/patients enrolled and treated and the criteria for participation in the study);
           duration of treatment and dosage information;
           primary and secondary endpoints, as well as any observed results as they relate to those endpoints; and
 January 30, 2026
Page 4

             occurrence of serious adverse events, if applicable; and discussion of results, including whether statistical significance was demonstrated and
           supporting p-values, as applicable.
12. You state on pages 24 and 28 that you are "developing and commercializing novel
       formulations of the melanocortin adrenocorticotropic hormone (   ACTH
) as
       NEURACTHEL ..." Please remove or revise the present-tense reference to "commercializing," or otherwise advise. In this regard, we note that it does not appear
       from your disclosure that you have received any regulatory approval for NEURACTHEL, which will seemingly be required prior to commercialization.
13. We note your disclosures on page 29 and 35 concerning your plans to launch a number of non-pharmaceutical PhotoCosmetics products for the general population based on melanocortin technology, including products to assist DNA repair and melanocyte-
       stimulating hormone (   MSH   )-response for assisting risk-free
bronzing "in the next few
       years." In this regard:
           Please revise where appropriate to describe the remaining material steps, if any, that must be completed prior to fully launching your CYAC LLE products, and when you plan for such steps to be completed, or otherwise advise. Briefly describe your various "PhotoCosmetic M-lines," including the
"Preserve"
           and "Bronze" product ranges referenced on page 46. Describe the material steps you have taken to develop the products in each line, the material steps that remain to be taken in order to commercially launch each line, and when you plan such steps to be completed.
14. We note your disclosure on page 45 indicating that EPP is a rare metabolic disorder. To provide insight into the size of the market opportunity, please revise to discuss the estimated size of the EPP patient population worldwide and/or in markets that are material to your business prospects.
Competitive Strengths, page 25

15. We note your references to Clinuvel's "rare and defensible advantage in the orphan drug space" and to "orphan drug exclusivity" on page 25. In this regard, please:
           Disclose whether SCENESSE received Orphan Drug designation for adult patients with EDD, or otherwise advise. If so, disclose when such designation was received, identify the regulator(s) that granted such designation, and briefly describe the significance of having obtained Orphan Drug designation. Disclose the "certain regions" in which orphan drugs exclusivity periods are still
           active, and state when such exclusivity will lapse. Make conforming revisions to your Risk Factors, as appropriate.
Growth Strategy
Enhance the Distribution Network and Expand into New Geographic Markets, page
26

16. Please revise your disclosure on page 27 to indicate when you received approval to commercially distribute SCENESSE in Australia and explain whether you plan to start distribution in Australia in the near term. To the extent that you have had this regulatory approval for an extended period, revise to explain the decision to initiate
 January 30, 2026
Page 5

       distribution now. With respect to Australia, Colombia and Argentina, discuss the key steps, if any, that must be completed in each jurisdiction prior to commercialization.
Grow the Research and Development Capacities and Broaden Therapeutic Portfolio, page 27

17. On pages 27 and 36, you state that Clinuvel "is developing" two melanocortin-based
       pharmaceutical products: PR  NUMBRA   (afamelanotide) and NEURACTHEL
       (adrenocorticotropic hormone - ACTH). However, this disclosure seems to conflict with your statement on page 28 that in November 2024, you "decided to temporarily suspend
       further clinical development of PR  NUMBRA   to focus on the development
of
       afamelanotide for vitiligo and porphyrias, as well as the development of ACTH and
       PhotoCosmetic product lines." Please revise throughout wherever appropriate to clarify
       the current development status of PR  NUMBRA   or otherwise advise.

18. We note your disclosure that in September 2022, Clinuvel submitted a formal application
       to the EMA to expand the approved EPP indication for SCENESSE   to
include
       adolescent patients aged 12-17 years, but that application was withdrawn "due to the
       EMA   s opinion on the benefit-risk profile for adolescents." In this regard, please:
           Please revise to briefly disclose the nature of the EMA's "opinion" and describe any material feedback the EMA provided after the initial application was submitted.
           You state that you are preparing a new submission with additional data, including from a recently completed pharmacokinetic study in adolescent and adult EPP patients. Please revise to disclose when you plan to submit the new application to the
            EMA.
           Tell us your consideration of including Risk Factor disclosure concerning the risks associated with drug development in pediatric populations, and/or regulatory disclosure discussing how the pediatric drug approval process differs
            from the approval process in adult populations.
19.    You state on page 27 that "[f]urther platform products     liquid
injectable controlled-
       release doses for melanocortin delivery     developed in CLINUVEL   s
RD&I Centre in
       Singapore, have recently been announced." Please revise to disclose the development status of these announced platform product candidates (i.e., preclinical or clinical), and describe your near- and longer-term development plans for such candidates.
NEURACTHEL  , page 28

20. Please revise to expand your statement that you are "preparing regulatory submissions to the U.S. FDA and other regulatory agencies." Explain the type(s) of submission to which you refer, and explain when you plan to make such submissions. Manufacturing and Logistics, page 32

21. Please revise to discuss the availability of raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4 of Form 20-F.
 January 30, 2026
Page 6
Intellectual Property
Patents, page 39

22. Please revise your intellectual property disclosure to disclose for each material patent and/or patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted for each product or technology (composition of matter, use, or process) and whether the patents are owned or licensed. For instance, it should be clear when patent protections covering Scenesse will expire in the US and Europe.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Revenue, page 45

23. We note your disclosure on page F-8 that revenue is reduced for variable consideration when control of the product transfers. Please revise to disclose the types and amounts of variable consideration and the significant judgments and estimates involved in its measurement.
Research and Development, page 46

24. Please tell us whether you track your research and development costs by program area. If so, revise to provide disaggregate disclosure of your research and development expenses by program for each period presented. If not, revise to state that fact and disclose other quantitative and qualitative disclosure that provides transparency as to the types of costs incurred (i.e. preclinical and clinical and by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.
C. Research and Development, Patents and Licenses, page 50

25. Please revise your disclosure for each of your pipeline candidates to discuss each program's current phase of development, any prior material preclinical or clinical studies and results, and any regulatory submissions made to date.

       Please contact Bonnie Baynes at 202-551-4924 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Louis Taubman